EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2020	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$64,073,047	$400,000
Quality Fund	$152,541,559	$600,000
Emerging Markets World Equity Fund	$ 99,943,051	$450,000
Foreign Value Fund	$3,022,775,401	$1,900,000
Foreign Value Small Cap Fund	$661,059,720	$1,000,000
International Opportunities Fund	$17,044,067	$225,000